SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 14N

(Rule 240.14n-1)

Under the Securities Exchange Act of 1934

(Amendment No. )1

The Joint Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

47973J102

(CUSIP Number)

Check the appropriate box:

☐ Solicitation pursuant to § 240.14a-2(b)(7)

☐ Solicitation pursuant to § 240.14a-2(b)(8)

☐ Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11

☒ Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant's Governing Documents

1             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS The Austin Trust dated January 1, 2006
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) 1108 Lavaca Street, #110-247 Austin, Texas 78701 (512) 263-7525
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

527,574

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

527,574

The following constitutes the Schedule 14N filed by the undersigned (the “Schedule 14N”).

Item 1(A). Name of Registrant

The Joint Corp., a Delaware corporation (the “Issuer”).

Item 1(B). Address of Registrant's Principal Executive Offices

The address of the principal executive offices of the Issuer is:

16767 N. Perimeter Drive, Suite 240

Scottsdale, Arizona 85260

Item 2(A). Name of Person Filing

The Austin Trust dated January 1, 2006 (the “Reporting Person”)

Item 2(B). Address or Principal Business Office or, if None, Residence

1108 Lavaca Street, #110-247

Austin, Texas 78701

Item 2(C). Title of Class of Securities

Common stock, $0.001 par value per share (“Common Stock”)

Item 2(D). CUSIP No.

47973J102

Item 3. Ownership

Not applicable.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11

Not applicable.

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11

Not applicable.

Item 6. Disclosure Required by § 240.14a-18

(a)	The Reporting Person’s nominee for election for to the Board of Directors (the “Board”) of the Issuer at its 2019 Annual Meeting of stockholders (the “Annual Meeting”), Glenn J. Krevlin (the “Nominee”), consents to be named in the Issuer’s proxy statement and form of proxy and, if elected, to serve on the Issuer's board of directors. The Nominee has submitted to the Issuer a completed form consent.

(b)-(d)	Information relating to the Nominee is set forth below.

Glenn Krevlin, age 58, is the Founder, Managing Partner, Principal and Portfolio Manager of Glenhill Capital Management LLC (“GCM”), a fundamental equity investment manager. Mr. Krevlin founded and has worked at GCM since 2001. Mr. Krevlin also serves as the Founder, President, and Senior Portfolio Manager at Glenhill Capital Advisors LLC, which is the managing member of GCM. Previously, Mr. Krevlin was a Partner and Portfolio Manager at Cumberland Associates, Cumberland Partners, and Long View Partners (collectively, “Cumberland Associates”), an affiliated group of value oriented private investment partnerships, from 1994 to 2000. Before attaining partnership, Mr. Krevlin worked as an associate at Cumberland Associates from 1989 to 1994. Prior to that, Mr. Krevlin served as Vice President & Associate at The Goldman Sachs Group, Inc. (NYSE: GS), in the Institutional Equity Sales department, from 1982 to 1989. Mr. Krevlin has served on the Board of Directors for Design Within Reach, Inc., a modern furniture design company, since August 2009 (including as Chairman from August 2009 to July 2014). Additionally, Mr. Krevlin has served on the Board of Directors of Centric Brands Inc. (NASDAQ: CTRC) (f/k/a Differential Brands Group Inc.), a leading lifestyle brands collective, since November 2018. Prior to that, Mr. Krevlin served on the Board of Directors of Restoration Hardware (NYSE: RH), a home-furnishings company, from 2001 to 2012. Mr. Krevlin earned a Bachelor of Arts in Economics and Government from Wesleyan University in 1982 as well as a Masters of Business Administration from New York University in 1988. The Trust believes that Mr. Krevlin’s extensive financial expertise with capital allocation and formation as well as his significant prior board experience will make him a valuable addition to the Board.

The principal business address of the Nominee is 600 Fifth Avenue, 11th Floor, New York, New York 10020. The principal occupation or employment of the Nominee is as Managing Partner, Principal, and Portfolio Manager of GCM.

As of the date hereof, the Nominee does not directly own any securities of the Issuer and has not directly entered into any transactions in securities of the Issuer during the past two years. The Nominee may be deemed to beneficially own a total of 403,772 shares of Common Stock, including 398,434 shares of Common Stock owned directly by Glenn Krevlin Revocable Trust, of which the Nominee is the grantor, and 5,338 shares of Common Stock owned directly by Krevlin 2005 Gift Trust, of which the Nominee is the grantor. The shares of Common Stock owned by Glenn Krevlin Revocable Trust and Krevlin 2005 Gift Trust were acquired through in-kind distributions from affiliates of GCM in connection with the winding down of such funds. For information regarding purchases and sales during the past two years in securities of the Issuer by Glenn Krevlin Revocable Trust, Krevlin 2005 Gift Trust and certain affiliates of GCM, please see Exhibit A. The Nominee disclaims beneficial ownership with respect to the securities of the Issuer reported owned in this Notice except to the extent of his pecuniary interest therein.

The Nominee is a citizen of the United States of America.

The Nominee presently is, and if elected as a director of the Issuer, the Nominee would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. The Nominee is not a member of the Issuer’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

The Reporting Person intends to solicit stockholders in support of the Nominee’s election in accordance with applicable law and intends to comply with applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder. The participants in the solicitation are anticipated to be the Reporting Person, Steven P. Colmar and the Nominee (each a “Participant” and, collectively, the “Participants”).

The business address of the Reporting Person is 1108 Lavaca Street, #110-247, Austin, Texas 78701. The business address of Steven P. Colmar is 1108 Lavaca Street, #110-247, Austin, Texas 78701.

The principal business of the Reporting Person is investing for the benefit of its beneficiaries. The principal business of Steven P. Colmar is serving as Chief Executive Officer of Business Ventures Corp, a special situations venture capital group.

The Reporting Person may be deemed to beneficially own a total of 527,574 shares of Common Stock. Steven P. Colmar may be deemed to beneficially own a total of 533,574 shares of Common Stock, including 6,000 shares owned directly and 527,574 shares owned by the Reporting Person. For information regarding purchases and sales during the past two years in securities of the Issuer by the Participants, please see Exhibit A. The shares of Common Stock owned by the Reporting Person were acquired directly from the Issuer with working capital of the Reporting Person. The shares of Common Stock owned by Steven P. Colmar were purchased in open market purchases with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Steven P. Colmar is the brother of Craig Colmar, Secretary of the Issuer.

Except as otherwise set forth in this Notice (including the Exhibits hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Issuer; (iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Issuer during the past two years; (v) no part of the purchase price or market value of the securities of the Issuer owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Issuer; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Issuer’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Issuer; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries. With respect to each of the Participants, except as otherwise set forth in this Notice, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

Other than as disclosed in this Schedule 14N, there are no agreements, arrangements or understandings between the Participants or their affiliates and associates, and the Nominee or any other person or persons pursuant to which the nomination described herein is to be made and the Participants and their affiliates and associates have no material interest in such nomination, including any anticipated benefit therefrom to the Participants or any of their affiliates or associates.

(e)	Steven P. Colmar, as trustee of The Austin Trust dated January 1, 2006, may be deemed to beneficially own the shares owned by the Trust, and directly owns 6,000 shares of Common Stock. Mr. Colmar is a co-Founder of the Issuer and served on its Board of Directors from March 2010 to March 2017. Mr. Colmar is a minority investor in Austin Chiro Joint 1 LLC, which operates a JYNT franchise in Austin, Texas, and is a party to related agreements with JYNT and its affiliates.

Mr. Colmar and the Nominee met in connection with the Issuer’s initial public offering in 2014. Each of Mr. Colmar and the Nominee is a minority investor in Cowboy Chiro LLC, which was formed to provide equity and debt financing for JYNT franchises, and is in the process of looking for franchise locations.

Other than as disclosed in this Schedule 14N, as of the date hereof there is none of the following: (1) any direct or indirect material interest in any contract or agreement between the Reporting Person, the Nominee, and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement); (2) any material pending or threatened legal proceeding in which the Reporting Person and/or the Nominee is a party or a material participant, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) any other material relationship between the Reporting Person, the Nominee, and/or the Issuer or any affiliate of the Issuer not disclosed.

(f)       Not applicable.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

Not applicable.

SIGNATURES

I, Steven P. Colmar, after reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this notice on Schedule 14N is true, complete and correct.

Dated: December 27, 2018

The Austin Trust dated January 1, 2006

By:	/s/ Steven P. Colmar
	Name:	Steven P. Colmar
	Title:	Trustee

EXHIBIT A

TRANSACTIONS IN SECURITIES OF the ISSUER
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

THE AUSTIN TRUST DATED JANUARY 1, 2006

Sale of Common Stock	(5,000)	08/24/2018
Sale of Common Stock	(860)	09/13/2018
Sale of Common Stock	(3,140)	09/14/2018
Sale of Common Stock	(322)	09/20/2018
Sale of Common Stock	(1,178)	09/21/2018
Sale of Common Stock	(1,500)	09/21/2018
Sale of Common Stock	(3,926)	09/24/2018
Sale of Common Stock	(74)	09/25/2018
Sale of Common Stock	(700)	10/01/2018
Sale of Common Stock	(3,692)	10/01/2018
Sale of Common Stock	(308)	10/02/2018
Sale of Common Stock	(200)	10/04/2018
Sale of Common Stock	(100)	10/09/2018
Sale of Common Stock	(800)	10/10/2018
Sale of Common Stock	(1,400)	10/10/2018

GLENN J. KREVLIN

(Transactions By Affiliates Specified in Right-Hand Column)

Sale of Common Stock	(12,657)	02/06/2017	Glenhill Capital Advisors LLC Managed Account
Sale of Common Stock	(15,173)	03/27/2017	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(12,111)	03/27/2017	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(15,930)	03/27/2017	Glenhill Long Fund LP

Sale of Common Stock	(746)	03/27/2017	Glenhill Capital Advisors LLC Managed Account
Sale of Common Stock	(6,040)	03/27/2017	Glenhill Capital Advisors LLC Managed Account
Sale of Common Stock	(27,283)	03/28/2017	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(15,931)	03/28/2017	Glenhill Long Fund LP
Sale of Common Stock	(746)	03/28/2017	Glenhill Capital Advisors LLC Managed Account
Sale of Common Stock	(6,040)	03/28/2017	Glenhill Capital Advisors LLC Managed Account
Sale of Common Stock	(1,400)	06/12/2017	Glenhill Capital Advisors LLC Managed Account
Sale of Common Stock	(23,234)	06/13/2017	Glenhill Capital Advisors LLC Managed Account
Sale of Common Stock	(11,843)	06/14/2017	Glenhill Capital Advisors LLC Managed Account
Transfer of dispositive power*	(295,091)	04/30/2018	Glenhill Capital Advisors LLC Managed Account
Sale of Common Stock	(72,652)	05/08/2018	Glenhill Concentrated Long Master Fund LLC
Sale of Common Stock	(316,020)	05/08/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(99,512)	05/08/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(20,079)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(600)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(200)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(6,685)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(38,981)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(2,246)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(2,915)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(5,686)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(1,524)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(765)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(500)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(423)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(4,746)	05/08/2018	Glenhill Long Fund LP

Sale of Common Stock	(167)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(9,000)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(3,820)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(12,185)	05/08/2018	Glenhill Long Fund LP
Sale of Common Stock	(3)	05/11/2018	Glenhill Concentrated Long Master Fund LLC
Sale of Common Stock	(314)	05/11/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(83)	05/11/2018	Glenhill Long Fund LP
Sale of Common Stock	(316,020)	05/14/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(176,800)	05/14/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(139,102)	05/14/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(168,078)	05/14/2018	Glenhill Long Fund LP
Sale of Common Stock	(405)	05/15/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(11,063)	05/15/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(11,134)	05/15/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(95)	05/15/2018	Glenhill Long Fund LP
Sale of Common Stock	(2,595)	05/15/2018	Glenhill Long Fund LP
Sale of Common Stock	(2,611)	05/15/2018	Glenhill Long Fund LP
Sale of Common Stock	(8,343)	05/16/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(1,957)	05/16/2018	Glenhill Long Fund LP
Sale of Common Stock	(2,997)	05/17/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(2,309)	05/17/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(6,075)	05/17/2018	Glenhill Capital Overseas Master Fund LP

Sale of Common Stock	(18,225)	05/17/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(201)	05/17/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(703)	05/17/2018	Glenhill Long Fund LP
Sale of Common Stock	(541)	05/17/2018	Glenhill Long Fund LP
Sale of Common Stock	(1,425)	05/17/2018	Glenhill Long Fund LP
Sale of Common Stock	(4,275)	05/17/2018	Glenhill Long Fund LP
Sale of Common Stock	(46)	05/17/2018	Glenhill Long Fund LP
Sale of Common Stock	(243)	05/18/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(81)	05/18/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(7,775)	05/18/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(57)	05/18/2018	Glenhill Long Fund LP
Sale of Common Stock	(19)	05/18/2018	Glenhill Long Fund LP
Sale of Common Stock	(1,825)	05/18/2018	Glenhill Long Fund LP
Sale of Common Stock	(162)	05/22/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(38)	05/22/2018	Glenhill Long Fund LP
Sale of Common Stock	(81)	05/25/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(162)	05/25/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(19)	05/25/2018	Glenhill Long Fund LP
Sale of Common Stock	(38)	05/25/2018	Glenhill Long Fund LP
Sale of Common Stock	(2,289)	05/29/2018	Glenhill Capital Overseas Master Fund LP
Sale of Common Stock	(537)	05/29/2018	Glenhill Long Fund LP
In-kind distribution [1]	(213,403)	06/22/2018	Glenhill Capital Overseas Master Fund LP

In-kind distribution [2]	208,536	06/22/2018	Glenn Krevlin Revocable Trust
In-kind distribution [1]	(59,010)	06/22/2018	Glenhill Long Fund LP
In-kind distribution [2]	59,010	06/22/2018	Glenn Krevlin Revocable Trust
In-kind distribution [1]	(160,361)	08/02/2018	Glenhill Concentrated Long Master Fund LLC
In-kind distribution [2]	130,888	08/02/2018	Glenn Krevlin Revocable Trust
In-kind distribution [2]	5,338	08/02/2018	Krevlin 2005 Gift Trust

*       Terminated management agreement.

1.	In kind distribution to investors.
2.	Receipt of in kind distribution.